Exhibit (h)(ii)

FUND OFFICER AGREEMENT

THIS AGREEMENT is made as of              , 20     (“Agreement”) by and between Datum One Series Trust a Massachusetts business trust with its principal office and place of business at 50 South LaSalle Street, Chicago, Illinois 60603 (the “Fund Company”), and Foreside Fund Officer Services, LLC, a Delaware limited liability company, with its principal office and place of business at Three Canal Plaza, Portland, Maine 04101 (“Foreside”).

WHEREAS, the Fund Company is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a pooled investment company and has created and issued shares in one or more series (each such series a “Fund” and collectively, the “Funds”); and

WHEREAS, the Fund Company desires that Foreside perform certain compliance services and Foreside is willing to provide those services on the terms and conditions set forth in this Agreement.

NOW THEREFORE, for and in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the Fund Company and Foreside hereby agree as follows:

SECTION	1. PROVISION OF OFFICERS

Subject to the approval of the Fund Company’s Board of Trustees (“Board”), Foreside hereby agrees to provide an employee of Foreside to serve as the Fund’s (i) Chief Compliance Officer (“CCO”), as described in Rule 38a-1 under the 1940 Act (“Rule 38a-1”), and Anti-Money Laundering Officer (“AMLO”), and an employee to serve as the Fund’s (ii) Principal Financial Officer and Treasurer (“PFO/Treasurer”), for the period and on the terms and conditions set forth in this Agreement (the CCO, AMLO, and PFO, each an “Officer” and collectivity, “Officers”).

SECTION	2. DUTIES

(a) With respect to the Fund Company, the CCO/AMLO shall provide the services as set forth on Appendix A hereto (“CCO/AMLO Services”). For the sake of clarity, the Board shall make all decisions regarding the designation and termination of the CCO/AMLO and shall review and approve the compensation of the CCO/AMLO as provided by Rule 38a-1.

(b) With respect to the Fund Company, the PFO shall provide the services as set forth on Appendix A hereto (“PFO Services” and together with CCO/AMLO Services, “Services”).

(c) Foreside may provide other services and assistance relating to the affairs of the Fund Company as the Fund Company may, from time to time, request subject to mutually acceptable compensation and implementation agreements.

(d) Foreside shall maintain records relating to its services, such as compliance policies and procedures, relevant Board presentations, annual reviews, and other records, as are required to be maintained under the 1940 Act and/or Rule 38a-1 thereunder (collectively, the “Records”). Such Records shall be maintained in the manner and for the periods as are required under such laws and regulations. The Records shall be the property of the Fund Company. The Fund Company, or the Fund Company’s authorized representatives, shall have access to the Records at all times during Foreside’s normal business hours. Upon the reasonable request of the Fund Company, copies of any of the Records shall be provided promptly by Foreside to the Fund Company or its authorized representatives at the Fund Company’s expense.

(e) Nothing contained herein shall be construed to require Foreside to perform any service that could cause Foreside to be deemed an investment adviser for purposes of the 1940 Act or the Investment Advisers Act of 1940, as amended, or that could cause any Fund to act in contravention of such Fund’s Prospectus or any provision of the 1940 Act. Further, while Foreside will provide consulting and other services under this Agreement to assist the Fund Company with respect to the Fund Company’s obligations under and compliance with various laws and regulations, Fund Company understands and agrees that Foreside is not a law firm and that nothing contained herein shall be construed to create an attorney-client relationship between Foreside and Fund Company or to require Foreside to render legal advice or otherwise engage in the practice of law in any jurisdiction. Thus, except with respect to Foreside’s duties as set forth in this Section 2 and, except as otherwise specifically provided herein, the Fund Company assumes all responsibility for ensuring that the Fund Company and each of its Funds complies with all applicable requirements of the Securities Act, the Securities Exchange Act of 1934 (the “Exchange Act”), the 1940 Act and any laws, rules and regulations of governmental authorities with jurisdiction over the Fund Company or the Funds. All references to any law in this Agreement shall be deemed to include reference to the applicable rules and regulations promulgated under authority of the law and all official interpretations of such law or rules or regulations.

(f) Foreside does not offer legal or accounting services and does not provide substitute services for the services provided by legal counsel or that of a certified public accountant.

(g) Foreside will make every reasonable effort to provide the services described in this Agreement; however, Foreside does not guarantee that work performed by Foreside or the Officers would be favorably received by any regulatory agency.

(h) Fund Company shall provide to Foreside and/or each Officer with all necessary documents, records and other information, including any documents, records, or other information, reasonably requested by Foreside and/or such Officer, to enable Foreside and such Officer to perform the Services contemplated under this Agreement. In addition, Fund Company shall provide Foreside and/or such Officer with any amendments to, or other changes in, such documents, records, and other information in a reasonable time prior to such amendment or change becoming effective. The Fund Company also agrees to provide Foreside and/or such Officer all such documents, records, or other information referenced this Section in the manner, format, and in the reasonable timeframe specified by such Officer and/or Foreside.

(i) In order for Foreside and the Officers to perform the services required by this Section 2, the Fund Company shall (1) instruct all service providers of the Fund (“Service Providers”) to furnish any and all information to Foreside and/or the Officers as reasonably requested by Foreside and/or the Officers, and assist Foreside and/or the Officers as may be required, and (2) ensure that Foreside and each Officer has access to all records and documents maintained by the Fund Company or any Service Provider.

SECTION 3. STANDARD OF CARE; LIMITATION OF LIABILITY; INDEMNIFICATION

(a) Foreside shall be under no duty to take any action except as specifically set forth herein or as may be specifically agreed to by Foreside in writing. Foreside shall use its best judgment and efforts in rendering the Services and shall not be liable to the Fund Company any Fund or any of the Fund’s shareholders for any action or inaction of Foreside or the Officers relating to any event whatsoever in the absence of bad faith, reckless disregard, gross negligence or willful misfeasance. Further, neither Foreside nor the Officers shall be liable to the Fund Company or any of the Fund’s shareholders for any action taken, or failure to act, in good faith reliance upon: (i) the advice and opinion of Fund counsel; and/or (ii) any certified copy of any resolution of the Board. Neither Foreside nor the Officers shall be under any duty or obligation to inquire into the validity or invalidity or authority or lack thereof of any statement, oral or written instruction, resolution, signature, request, letter of transmittal, certificate, opinion of counsel, instrument, report, notice, consent, order, or any other document or instrument which Foreside and/or the Officers reasonably believe in good faith to be genuine.

(b) The Fund Company agrees to indemnify and hold harmless Foreside, its affiliates and each of their respective directors, officers, employees and agents and any person who controls Foreside within the meaning of Section 15 of the Securities Act (any of Foreside, its affiliates, their respective officers, employees, agents and directors or such control persons, for purposes of this paragraph, a “Foreside Indemnitee”) against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages or expense and reasonable counsel fees incurred in connection therewith) arising out of or based upon (i) Foreside’s performance of its duties under this Agreement, or (ii) the material breach of any obligation, representation or warranty under this Agreement by the Fund Company.

In no case (i) is the indemnity of the Fund Company in favor of any Foreside Indemnitee to be deemed to protect the Foreside Indemnitee against any liability to which the Foreside Indemnitee would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement, or (ii) is the Fund Company to be liable with respect to any claim made against any Foreside Indemnitee unless the Foreside Indemnitee notifies the Fund Company in writing of the claim within a reasonable time after the summons or other first written notification giving information of the nature of the claim are served upon the Foreside Indemnitee (or after the Foreside Indemnitee receives notice of service on any designated agent).

Failure to notify the Fund Company of any claim shall not relieve the Fund Company from any liability that it may have to any Foreside Indemnitee unless failure or delay to so notify the Fund Company prejudices the Fund Company’s ability to defend against such claim. The Fund Company shall be entitled to participate at its own expense in the defense, or, if it so elects, to assume the defense of any suit brought to enforce any claims, but if the Fund Company elects to assume the defense, the defense shall be conducted by counsel chosen by it and satisfactory to the Foreside Indemnitee, defendant or defendants in the suit. In the event the Fund Company elects to assume the defense of any suit and retain counsel, the Foreside Indemnitee, defendant or defendants in the suit, shall bear the fees and expenses of any additional counsel retained by them. If the Fund Company does not elect to assume the defense of any suit, it will reimburse the Foreside Indemnitee, defendant or defendants in the suit, for the reasonable fees and expenses of any counsel retained by them.

(c) Foreside agrees to indemnify and hold harmless the Fund Company and each of its Trustees and officers and any person who controls the Fund Company within the meaning of Section 15 of the Securities Act (for purposes of this paragraph, the Fund Company and each of its Trustees and officers and its controlling persons are collectively referred to as the “Fund Company Indemnitees”) against any loss, liability, claim, damages or expense (including the reasonable cost of investigating or defending any alleged loss, liability, claim, damages or expense and reasonable counsel fees incurred in connection therewith) arising out of or based upon (i) the material breach of any obligation, representation or warranty under this Agreement by Foreside, or (ii) Foreside’s failure to comply in any material respect with applicable securities laws.

In no case (i) is the indemnity of Foreside in favor of any Fund Company Indemnitee to be deemed to protect any Fund Company Indemnitee against any liability to which such Fund Company Indemnitee would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement, or (ii) is Foreside to be liable under its indemnity agreement contained in this paragraph with respect to any claim made against any Fund Company Indemnitee unless the Fund Company Indemnitee notifies Foreside in writing of the claim within a reasonable time after the summons or other first written notification giving information of the nature of the claim are served upon the Fund Company Indemnitee (or after the Fund Company Indemnitee has received notice of service on any designated agent).

Failure to notify Foreside of any claim shall not relieve Foreside from any liability that it may have to the Fund Company Indemnitee against whom such action is brought unless failure or delay to so notify Foreside prejudices Foreside’s ability to defend against such claim. Foreside shall be entitled to participate at its own expense in the defense or, if it so elects, to assume the defense of any suit brought to enforce the claim, but if Foreside elects to assume the defense, the defense shall be conducted by counsel chosen by it and satisfactory to the Fund Company Indemnitee, defendant or defendants in the suit. In the event that Foreside elects to assume the defense of any suit and retain counsel, the Fund Company Indemnitee, defendant or defendants in the suit, shall bear the fees and expenses of any additional counsel retained by them. If Foreside does not elect to assume the defense of any suit, it will reimburse the Fund Company Indemnitee, defendant or defendants in the suit, for the reasonable fees and expenses of any counsel retained by them.

(d) No indemnified party shall settle any claim against it for which it intends to seek indemnification from the indemnifying party, under the terms of Section 3(b) or 3(c) above, without prior written notice to and consent from the indemnifying party, which consent shall not be unreasonably withheld. No indemnified or indemnifying party shall settle any claim unless the settlement contains a full release of liability with respect to the other party in respect of such action.

(e) Foreside shall not be liable for the errors of service providers to the Fund Company or their systems.

(f) The Fund Company agrees that Foreside, its employees, officers and directors shall not be liable to the Fund Company any Fund or any of the Fund’s shareholders for any actions, damages, claims, liabilities, costs, expenses or losses in any way arising out of or relating to the Services for an aggregate amount in excess of the fees paid by the Fund Company to Foreside in performing services hereunder. The provisions of this paragraph shall apply regardless of the form of action, damage, claim, liability, cost, expense or loss, whether in contract, statute, tort (including, without limitation, negligence) or otherwise.

In no event shall either party or their respective employees, officers, or Trustees be liable for consequential, special, indirect, incidental, punitive or exemplary damages, costs, expenses or losses (including, without limitation, lost profits and opportunity costs or fines).

SECTION 4. REPRESENTATIONS AND WARRANTIES

(a)	Foreside covenants, represents and warrants to the Fund Company that:

(i)	it is a limited liability company duly organized and in good standing under the laws of the State of Delaware;

(ii)	it is empowered under applicable laws and by its Operating Agreement to enter into this Agreement and perform its duties under this Agreement;

(iii)	all requisite corporate proceedings have been taken to authorize it to enter into this Agreement and perform its duties under this Agreement;

(iv)

it has access to the necessary facilities, equipment, and personnel with the requisite knowledge and experience to assist each Officer in the performance of their respective duties and obligations under this Agreement;

(v)

this Agreement, when executed and delivered, will constitute a legal, valid and binding obligation of Foreside, enforceable against Foreside in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(vi)

it shall make available persons who are competent and knowledgeable regarding the federal securities laws and are otherwise reasonably qualified to act as Officers and who will, in the exercise of their duties to the Fund Company, act in good faith and in a manner reasonably believed by him or her to be in the best interests of the Funds;

(vii)

it shall compensate the CCO fairly, subject to the Board’s right under any applicable regulation (e.g., Rule 38a-1) to approve the designation, termination and level of compensation of the CCO. In addition, it shall not retaliate against the CCO should the CCO inform the Board of a compliance failure or take aggressive action to ensure compliance with the federal securities laws by the Fund Company or a Service Provider;

(viii)

it shall report to the Board promptly if it learns of any Officer malfeasance or in the event an Officer is terminated as an Officer, as the case may be, by another Fund Company for cause or if such Officer is terminated by Foreside;

(ix)	it shall report to the Board if at any time an Officer, as the case may be, is subject to the disqualifications set forth in Section 15(b)(4) of the Exchange Act or Section 9 of the 1940 Act; and

(x)	it shall maintain policies of insurance reasonable and customary for its business.

(b)	The Fund Company covenants, represents and warrants to Foreside that:

(i)	it is a Massachusetts business trust duly organized and in good standing under the laws of the Commonwealth of Massachusetts;

(ii)	it is empowered under applicable laws and by its Organizational Documents to enter into this Agreement and perform its duties under this Agreement;

(iii)	all requisite corporate proceedings have been taken to authorize it to enter into this Agreement and perform its duties under this Agreement;

(iv)	it is a pooled management investment company registered under the 1940 Act;

(v)

this Agreement, when executed and delivered, will constitute a legal, valid and binding obligation of the Fund Company, enforceable against the Fund Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(vi)

a registration statement under the Securities Act and the 1940 Act is effective and will remain effective and appropriate State securities law filings have been made and will continue to be made with respect to the Funds;

(vii)

Each Officer shall be covered by the Fund Company’s Directors & Officers Liability Insurance Policy (the “Policy”), and the Fund Company shall use reasonable efforts to ensure that such coverage be (a) reinstated should the Policy be cancelled; (b) continued after such Officer ceases to serve as an officer of the Fund Company on substantially the same terms as such coverage is provided for all other Fund Company officers after such persons are no longer officers of the Fund Company; and (c) continued in the event the Fund Company merges or terminates, on substantially the same terms as such coverage is provided for all other Fund Company officers (and for a period of no less than six years). The Fund Company shall provide Foreside with proof of current coverage, including a copy of the Policy, and shall notify Foreside immediately should the Policy be cancelled or terminated; and

(viii)	Each Officer is a named officer in the Fund Company’s corporate resolutions and subject to the provisions of the Fund Company’s Organizational Documents regarding indemnification of its officers.

SECTION 5. COMPENSATION AND EXPENSES

(a) In consideration of the compliance services provided by Foreside pursuant to this Agreement, the Fund Company shall pay Foreside the fees and expenses set forth in Appendix B hereto.

(b) Except as otherwise set forth in Appendix B hereto, all fees payable hereunder shall be accrued daily by the Fund Company and shall be payable monthly in arrears for services performed during the prior calendar month. All out-of-pocket charges incurred by Foreside shall be paid as incurred. If fees begin to accrue in the middle of a month or if this Agreement terminates before the end of any month, all fees for the period from that date to the end of that month or from the beginning of that month to the date of termination, as the case may be, shall be prorated according to the proportion that the period bears to the full month in which the effectiveness or termination occurs. Upon the termination of this Agreement, the Fund Company shall pay to Foreside such compensation as shall be due and payable as of the effective date of termination.

(c) Upon prior approval by Fund Company, which approval shall not be unreasonably withheld, conditioned, or delayed, Foreside and each Officer may, with respect to questions of law relating to its services hereunder, apply to and obtain the advice and opinion of Fund Company counsel. The costs of any such advice or opinion shall be borne by the Fund Company.

(d) Each Officer is serving solely as an officer of the Fund Company and neither Foreside nor such Officer shall be responsible for, or have any obligation to pay, any of the expenses of the Fund Company or any of its Funds. All Fund Company expenses shall be the sole obligation of the Fund Company, which shall pay or cause to be paid all Fund expenses.

SECTION 6. EFFECTIVENESS, DURATION, TERMINATION AND ASSIGNMENT

(a) This Agreement shall become effective on the date indicated above or at such time as Foreside commences providing services under this Agreement, whichever is later (the “Effective Date”). Upon the Effective Date, this Agreement shall constitute the entire agreement between the parties and shall supersede all previous agreements between the parties, whether oral or written, relating to the Fund Company.

(b) This Agreement shall continue in effect until terminated in accordance with the provisions hereof.

(c) This Agreement may be terminated at any time, without the payment of any penalty (i) by the Board on sixty (60) days’ written notice to Foreside or (ii) by Foreside on sixty (60) days’ written notice to the Fund Company, provided, however, that the Board will have the right and authority to remove any individual designated by Foreside as the Fund Company’s Officers or the individual designated by Foreside as the Fund Company’s CCO/AMLO at any time, with or without cause, without payment of any penalty. In this case, Foreside will designate another employee of Foreside, subject to approval of the Board and the disinterested Trustees, to serve in the place of such Officer until the earlier of: (i) the designation of a new permanent officer; or (ii) the termination of this Agreement.

(d) Should the employment of the individual designated by Foreside to serve as a Fund’s Officer be terminated for any reason, Foreside will immediately designate another qualified individual, subject to ratification by the Board and the independent Trustees, to serve as a temporary Officer until the earlier of: (i) the designation, and approval by the Board, of a new permanent officer; or (ii) the termination of this Agreement.

(e) The provisions of Sections 3, 7, 10, 11, and 12 shall survive any termination of this Agreement.

(f) This Agreement and the rights and duties under this Agreement shall not be assignable by either Foreside or the Company except by the specific written consent of the other party. All terms and provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the respective successors and permitted assigns of the parties hereto.

SECTION 7. CONFIDENTIALITY

Each party shall comply with the laws and regulations applicable to it in connection with its use of confidential information, including, without limitation, Regulation S-P (if applicable). Each party agrees to treat all non-public or proprietary records and information related to the other party as proprietary information of the other party and, on behalf of itself and its employees, to keep confidential all such information, except that a party may release such other party’s confidential information (a) as approved in writing by the other party, which approval shall not be unreasonably withheld and may not be withheld where the party is advised by counsel that it may be exposed to civil or criminal contempt proceedings for failure to release the information (provided, however, that the party shall seek the approval of the other party as promptly as possible so as to enable the other party to pursue such legal or other action as it may desire to prevent the release of such information) or (b) when so requested by the other party. Subject to the foregoing, nothing in this Agreement shall be deemed to authorize a party to waive any attorney-client, work product or other privilege of the other party or the investment adviser to the Fund Company.

SECTION 8. FORCE MAJEURE

Foreside shall not be responsible or liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control including, without limitation, acts of civil or military authority, national emergencies, fire, mechanical breakdowns, flood or catastrophe, acts of God, insurrection, war, riots or failure of the mails, transportation, communication system or power supply, provided, however, that Foreside has commercially reasonable business continuity and disaster recovery policies and procedures in place. In addition, to the extent Foreside’s obligations hereunder are to oversee or monitor the activities of third parties, Foreside shall not be liable for any failure or delay in the performance of Foreside’s duties caused, directly or indirectly, by the failure or delay of such third parties in performing their respective duties or cooperating reasonably and in a timely manner with Foreside.

SECTION 9. ACTIVITIES OF FORESIDE

(a) Except to the extent necessary to perform Foreside’s obligations under this Agreement, nothing herein shall be deemed to limit or restrict Foreside’s right, or the right of any of Foreside’s managers, officers or employees who also may be a director, trustee, officer or employee of the Fund Company (including, without limitation, each Officer), or who are otherwise affiliated persons of the Fund Company, to engage in any other business or to devote time and attention to the management or other aspects of any other business, whether of a similar or dissimilar nature, or to render services of any kind to any other corporation, trust, firm, individual or association.

(b) Upon prior written approval by the Fund Company, Foreside may subcontract any or all of its functions or responsibilities pursuant to this Agreement to one or more persons, which may be affiliated persons of Foreside who agree to comply with the terms of this Agreement; provided, that any such subcontracting shall not relieve Foreside of its responsibilities hereunder. Foreside may pay those persons for their services, but no such payment will increase Foreside’s compensation or reimbursement of expenses from the Fund Company.

SECTION 10. COOPERATION WITH THE FUND’S SERVICE PROVIDERS

Foreside and each Officer shall take reasonable steps to cooperate with the Fund Company’s service providers, and shall take reasonable action to make all necessary information available to the Fund’s accountants, auditors, and/or counsel for the performance of such accountants, auditor’s, or counsel’s duties.

SECTION 11. LIMITATION OF LIABILITY

(a) It is expressly acknowledged and agreed that the obligations of the Fund Company hereunder shall not be binding upon any of the shareholders, Trustees, officers, employees or agents of the Fund Company personally, but shall bind only the trust property of the Fund Company, as provided in the Fund Company’s Declaration of Trust. The execution and delivery of this Agreement have been authorized by the Trustees of the Fund Company and signed by an officer of the Fund Company acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officer shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Fund Company as provided in its Declaration of Trust. Separate and distinct records are maintained for each Fund of the Fund Company and the assets of any such Fund are held and accounted for separately from the other assets of the Fund Company, or any other Fund of the Fund Company.

(b) It is expressly acknowledged and agreed that the liabilities of each Fund shall be limited such that (i) the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular Fund shall be enforceable against the assets of that particular Fund only, and not against the assets of the Fund Company generally, or the assets of any other Fund, and (ii) none of the debts, liabilities, obligations, and expenses incurred, contracted for, or otherwise existing with respect to the Fund Company generally or any other Fund thereof shall be enforceable against the assets of such particular Fund.

SECTION 12. PRIVACY REQUIREMENTS

(a) Foreside shall not collect, retain, use, sell, or disclose personal information except as necessary to perform its responsibilities pursuant to the Agreement or as required by law. Foreside shall not disclose personal information to any third party for monetary or other valuable consideration or retain, use, or disclose personal information outside of the direct business relationship between Foreside and the Trust.

(b) Foreside has implemented, and shall maintain throughout the term of the Agreement, reasonable security procedures and practices appropriate to the nature of the personal information to protect the personal information.

SECTION 13. MISCELLANEOUS

(a) This Agreement shall be governed by, and the provisions of this Agreement shall be construed and interpreted under and in accordance with, the laws of the State of Delaware, without regard to the conflict of laws provisions thereof.

(b) This Agreement may be executed by the parties hereto in any number of counterparts, and all of the counterparts taken together shall be deemed to constitute one and the same instrument.

(c) If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be illegal or invalid. This Agreement shall be construed as if drafted jointly by both Foreside and Fund Company and no presumptions shall arise favoring any party by virtue of authorship of any provision of this Agreement.

(d) Section headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

(e) Any notice required or permitted to be given hereunder by either party to the other shall be deemed sufficiently given if in writing and personally delivered or sent by facsimile or registered, certified or overnight mail, postage prepaid, addressed by the party giving such notice to the other party at the address furnished below unless and until changed by Foreside or the Fund Company, as the case may be. Notice shall be given to each party at the following address:

(i) To Foreside:	(ii) To Fund Company:

Foreside Fund Officer Services, LLC	Datum One Series Trust
Three Canal Plaza, Suite 100	50 South LaSalle Street
Portland, ME 04101	Chicago, Illinois 60603
Attention: Legal Department	Attn: Barb Nelligan
Phone: 207.553.7110	Phone: (312) 557-4100
Fax: 207.553.7151	Email: bjj1@ntrs.com

(f) Invoices for fees and expenses due to Foreside hereunder and as set forth in Appendix B hereto shall be sent by Foreside to the address furnished below unless and until changed by the Fund Company (Fund Company to provide reasonable advance notice of any change of billing address to Foreside):

Datum One Series Trust

Attn: Tracy Dotolo

Three Canal Plaza, Suite 100

Portland, ME 04101

Phone: 617.224.0721

Email: tdotolo@foreside.com

(g) Nothing contained in this Agreement is intended to or shall require Foreside, in any capacity hereunder, to perform any functions or duties on any day other than a Fund Company business day, unless otherwise required by law, or upon the reasonable request of the Fund Company.

(h) The term “affiliate” and all forms thereof used herein shall have the meanings ascribed thereto in the 1940 Act.

(i) No amendment to this Agreement shall be valid unless made in writing and executed by all parties hereto.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

DATUM ONE SERIES TRUST

By:
Name:
Title:

FORESIDE FUND OFFICER SERVICES, LLC

By:
Charles S. Todd, Vice President

Appendix A

Foreside will propose qualified candidates to serve as each Fund’s chief compliance officer (“CCO”), anti-money laundering compliance officer (“AMLCO”) and principal financial officer (“PFO”), who will assume responsibility as Fund CCO/AMLCO and Fund PFO upon appointment by the Fund’s Board of Trustees (the “Board”).

A. FUND CCO/AMLCO SERVICES

The Fund CCO/AMLCO will perform the following services:

•

Develop, maintain and update from time to time compliance policies and procedures for the Funds, ensuring that they meet the requirements of Rule 38a-1 under the Investment Company Act of 1940 (the “1940 Act”);

•	Conduct periodic reviews of the adequacy of the Funds’ compliance policies and procedures and determine the effectiveness of their implementation;

•	Conduct periodic reviews of the adequacy of the following service providers to the Funds and determine the effectiveness of their implementation:

•	Adviser

•	Sub-Advisers (as applicable)

•	Distributor

•	Administrator

•	Transfer Agent

•	Pursuant to the requirements of Rules 17f-5 and 17f-7 under the Investment Company Act of 1940, provide periodic reports to the Board regarding the Funds’ foreign custodial arrangements.

•	Recommend the incorporation into the Funds’ compliance policies and procedures of any new or amended regulations or “best practice” initiatives that may be appropriate;

•

Perform and document testing of certain key Fund and service provider compliance procedures, including collecting and organizing relevant compliance data and reviewing reports, investigating exceptions, and making inquiries of Fund management and the service providers;

•	Conduct site visits to the Adviser and/or Sub-Advisers and other service providers as necessary;

•	Meet periodically with Fund management, advisers and adviser CCOs on ad-hoc regulatory, operational, and other matters

•	Prepare quarterly and annual CCO reports for the Funds’ Board and attend Board meetings (in-person and telephonic);

•	Provide other services and assistance relating to the affairs of the Funds as the Board may, from time to time, reasonably request in connection with the CCO’s compliance responsibilities;

•	Maintain records relating to the compliance program as required by applicable laws and regulations;

•	Represent the Fund Company as the Chief Compliance Officer at SEC examinations as required.

•	Review daily reporting from the TA/custodian such as post-trade compliance reporting and NAV reports;

•	Review, maintain and update as required from time to time, written policies and procedures comprising the Fund’s Anti-money Laundering Compliance Program

•

Conduct, as needed in response to significant compliance events, changes in business arrangements and regulatory developments and, in no event less than annually, a review of the Fund’s Anti-money Laundering Compliance Program which will include a review of the adequacy of the policies and procedures and the effectiveness of their implementation.

•	Provide a written report to the Board that, at a minimum addresses:

•

The AMLCO’s assessment of the operation of the policies and procedures of the Fund Company and each Service Provider, any material changes made to those policies and procedures since the date of the last report, and any material changes to the policies and procedures recommended as a result of the annual review conducted;

•	The AMLCO’s assessment of the adequacy of the policies and procedures and the effectiveness of their implementation.

•	Provide the Board with any additional information specifically requested or otherwise reasonably necessary for the Board to review and evaluate the Fund’s Anti-money Laundering Compliance Program.

•	Represent the Fund Company as the Anti-Money Laundering Compliance Officer at SEC examinations as required;

B. FUND PFO SERVICES

The Fund PFO will perform the following services:

•

Along with the Fund’s Principal Executive Officer, establish, maintain and oversee disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940) and internal control over financial reporting (as defined in Rule 30a-3(d) under the Investment Company Act of 1940);

•	Chair disclosure controls committee meetings to support Sarbanes-Oxley (“SOX”) certifications on an agreed upon frequency; request and review sub-certifications from key service providers;

•

Attend quarterly Board meetings and special Board meetings as may be requested by the Board (in-person and telephonic) and make relevant disclosures and present materials to the Board, the auditors and the audit committee, as required or requested;

•

Assist with the planning and coordination of the annual financial statement audit including liaising with the Fund administrator, and independent auditors, serving as a signatory to management representation letters, representation letter requests of other service providers and trade confirmation requests;

•	Review and comment on the Fund’s financial statements and shareholder reports as prepared by the Fund administrator (including semi-annual and annual reports and related SEC filings);

•	Review and oversee daily Fund expense payment authorizations, periodic budget/accrual review and authorization, as required or requested;

•	Review, comment and authorize SEC filings on Forms such as N-CSR, N-CSRS, N-PORT, N-CEN, N-1A, 24f-2

•	Review and comment on the annual update of the Fund Registration Statement / Prospectus & Statement of Additional Information;

•	Certify and/or sign as Treasurer and authorize the filings listed above;

•	Perform high level review of fund tax returns and sign as fund officer as required;

•	Conduct periodic due diligence reviews/monitoring of control environment of certain key service providers;

•	Oversee the expense budgeting and payment process by which the financial administrator will accrue and make expense payments on behalf of the Fund Company; and

•	Represent the Fund Company as Chief Financial Officer in SEC examinations as required.